                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            MILESTONE SCIENTIFIC INC.
                            -------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    59935P100
                                    ---------
                                 (CUSIP NUMBER)

                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
               ---------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 OCTOBER 1, 1997
             ------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [GRAPHIC OMITTED] .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 59935P100                                                                               PAGE 2 OF 11 PAGES

---------------------------------------------------                                     -------------------------------------------



===================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                  NEW VALLEY CORPORATION

===================================================================================================================================
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                          (a) [ ]
                                                                                                                          (b) [X]
===================================================================================================================================
      3        SEC Use Only
===================================================================================================================================
      4        Source of Funds (See Instructions)                       WC
===================================================================================================================================
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                              [ ]
===================================================================================================================================
      6        Citizenship or Place of Organization
                                                                        Delaware
===================================================================================================================================
                              7    Sole Voting Power

                                             670,200 (including 500,000 acquirable within 60 days upon exercise of Warrants)
                           ========================================================================================================
                              8    Shared Voting Power
                                            - 0 -
                           ========================================================================================================
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by                      670,200 (including 500,000 acquirable within 60 days upon exercise of Warrants)
  Each Reporting Person
          With
                           ========================================================================================================
                             10    Shared Dispositive Power
                                                - 0 -
===================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                  670,200 (including 500,000 acquirable within 60 days upon exercise of Warrants)
===================================================================================================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                                              [ ]
===================================================================================================================================
      13        Percent of Class Represented by Amount in Row (11)
                                                                       8.66%
===================================================================================================================================
      14        Type of Reporting Person (See Instructions)              CO
===================================================================================================================================

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CUSIP NO. 59935P100                                                                               PAGE 3 OF 11 PAGES

---------------------------------------------------                                     -------------------------------------------


===================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                            NEW VALLEY HOLDINGS, INC.
===================================================================================================================================
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                          (a) [ ]
                                                                                                                          (b) [x]
===================================================================================================================================
      3        SEC Use Only
===================================================================================================================================
      4        Source of Funds (See Instructions)                       N/A
===================================================================================================================================
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                              [ ]
===================================================================================================================================
      6        Citizenship or Place of Organization
                                    Delaware
===================================================================================================================================
                              7    Sole Voting Power

                                                               - 0 -
                           ========================================================================================================
                              8    Shared Voting Power
                                                               - 0 -
                           ========================================================================================================
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by                                        - 0 -
  Each Reporting Person
          With
                           ========================================================================================================
                             10    Shared Dispositive Power
                                                               - 0 -
===================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              - 0 -
===================================================================================================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                                                              [X]
===================================================================================================================================
      13        Percent of Class Represented by Amount in Row (11)
                                                                         0%
===================================================================================================================================
      14        Type of Reporting Person (See Instructions)            CO; HC
===================================================================================================================================


---------------------------------------------------                                     -------------------------------------------

CUSIP NO. 59935P100                                                                               PAGE 4 OF 11 PAGES

---------------------------------------------------                                     -------------------------------------------


===================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                 BGLS INC.
===================================================================================================================================
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                          (a) [ ]
                                                                                                                          (b) [X]
===================================================================================================================================
      3        SEC Use Only
===================================================================================================================================
      4        Source of Funds (See Instructions)                       N/A
===================================================================================================================================
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                              [ ]
===================================================================================================================================
      6        Citizenship or Place of Organization
                                    Delaware
===================================================================================================================================
                              7    Sole Voting Power

                                                                       - 0 -
                           ========================================================================================================
                              8    Shared Voting Power
                                                                       - 0 -
                           ========================================================================================================
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person                                                - 0 -
          With
                           ========================================================================================================
                             10    Shared Dispositive Power
                                                                       - 0 -
===================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
===================================================================================================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                                                              [X]
====================================================================================================================================
      13        Percent of Class Represented by Amount in Row (11)
                                                                         0%
====================================================================================================================================
      14        Type of Reporting Person (See Instructions)            CO; HC
====================================================================================================================================


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CUSIP NO. 59935P100                                                                               PAGE 5 OF 11 PAGES

---------------------------------------------------                                     -------------------------------------------


===================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                           BROOKE GROUP LTD.
===================================================================================================================================
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                          (a) [ ]
                                                                                                                          (b) [X]
===================================================================================================================================
      3        SEC Use Only
===================================================================================================================================
      4        Source of Funds (See Instructions)                       N/A
===================================================================================================================================
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                              [ ]
===================================================================================================================================
      6        Citizenship or Place of Organization
                                    Delaware
===================================================================================================================================
                              7    Sole Voting Power

                                                                       - 0 -
                           ========================================================================================================
                              8    Shared Voting Power
                                                                       - 0 -
                           ========================================================================================================
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by                                                - 0 -
  Each Reporting Person
          With
                           ========================================================================================================
                             10    Shared Dispositive Power
                                                                       - 0 -
===================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
===================================================================================================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                                                              [X]
===================================================================================================================================
      13        Percent of Class Represented by Amount in Row (11)
                                                                         0%
===================================================================================================================================
      14        Type of Reporting Person (See Instructions)            CO; HC
===================================================================================================================================



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CUSIP NO. 59935P100                                                                               PAGE 6 OF 11 PAGES

---------------------------------------------------                                     -------------------------------------------


====================================================================================================================================
               Name of Reporting Person
      1        S.S. or I.R.S. Identification No. of Above Person
                                     BENNETT S. LEBOW
===================================================================================================================================
      2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                          (a) [ ]
                                                                                                                          (b) [X]
===================================================================================================================================
      3        SEC Use Only
===================================================================================================================================
      4        Source of Funds (See Instructions)                       N/A
===================================================================================================================================
      5        Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e)
                                                                                                                              [ ]
===================================================================================================================================
      6        Citizenship or Place of Organization
                                                                  United States
===================================================================================================================================
                              7    Sole Voting Power

                                                                        - 0 -
                           ========================================================================================================
                              8    Shared Voting Power
                                                                        - 0 -
                           ========================================================================================================
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person                                                 - 0 -
          With
                           ========================================================================================================
                             10    Shared Dispositive Power
                                                                        - 0 -
===================================================================================================================================
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                        - 0 -
===================================================================================================================================
      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                                                              [X]
===================================================================================================================================
      13        Percent of Class Represented by Amount in Row (11)
                                                                         0%
===================================================================================================================================
      14        Type of Reporting Person (See Instructions)              IN
===================================================================================================================================


         This Schedule 13D filed with the Securities and Exchange Commission on September 15, 1997 (the "Schedule 13D") on behalf of New Valley Corporation ("New Valley"), N.V. Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.001 par value (the "Common Stock"), of Milestone Scientific Inc., a Delaware corporation (the "Company"), is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 2.  Identity and Background.

         The second sentence of the second paragraph in Item 2 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

         "The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 670,200 shares (including 170,200 shares acquired by New Valley and 500,000 shares acquirable by New Valley within 60 days upon the exercise of warrants) of Common Stock (such shares and warrants, together with the Contingent Warrant (as defined below), collectively, the "Securities") or approximately 8.66% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act")."

ITEM 5.  Interest in Securities of the Issuer.

         (1) Clause (a) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 670,200 shares (including 500,000 shares acquirable within 60 days upon the exercise of warrants) of Common Stock of the Company, which constituted approximately 8.66% of the 5,568,152 shares of Common Stock outstanding as of July 31, 1997 (as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997) plus (i) the 500,000 shares of Common Stock acquirable by New Valley within 60 days upon the exercise of warrants and (ii) the 1,666,666 shares of Common Stock which the Company announced on September 11, 1997 had been issued in a private placement."

         (2) Clause (c) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "(c) On September 9, 1997, New Valley purchased the Securities from the Company for $3,000,000. See Item 6. From October 1 to October 6, 1997, New Valley sold in the open market on NASDAQ 329,800 shares of Common Stock as described in Exhibit G, which is attached hereto and incorporated herein by reference. None of the


                               Page 7 of 11 Pages

           Reporting Persons has effected any other transactions in the Common Stock in the past 60 days."

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Item 6 of the Schedule 13D is hereby amended by adding at the end thereof the following:

                  "From October 1 to October 6, 1997, New Valley sold in the open market 329,800 shares of Common Stock (see Item 5). As a result of such sales, commencing December 2, 1997, New Valley will be entitled to purchase, upon exercise of the Contingent Warrant, all of the 260,000 shares of Common Stock issuable under the Contingent Warrant."

ITEM 7.    Material to be Filed as Exhibits.

           Item 7 of the Schedule 13D is hereby supplemented by adding thereto the following exhibit:

Exhibit G: Transactions in the Common Stock in the past 60 days.





                               Page 8 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            October 7, 1997


                                   NEW VALLEY CORPORATION

                                   By:  /s/ Richard J. Lampen
                                        -------------------------------------
                                        Name:    Richard J. Lampen
                                        Title:   Executive Vice President

                                   NEW VALLEY HOLDINGS, INC.

                                   By:  /s/ Richard J. Lampen
                                        -------------------------------------
                                        Name:    Richard J. Lampen
                                        Title:   Executive Vice President

                                   BGLS INC.

                                   By:  /s/ Richard J. Lampen
                                        -------------------------------------
                                        Name:    Richard J. Lampen
                                        Title:   Executive Vice President

                                   BROOKE GROUP LTD.

                                   By:  /s/ Richard J. Lampen
                                        -------------------------------------
                                        Name:    Richard J. Lampen
                                        Title:   Executive Vice President

                                   BENNETT S. LEBOW
                                   By:  New Valley Corporation

                                   By:  /s/ Richard J. Lampen
                                        -------------------------------------
                                        Name:    Richard J. Lampen
                                        Title:   Executive Vice President



                              Page 9 of 11 Pages

                                                                    EXHIBIT G


         TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

                                                              No. of Shares                    Price Per
              Name                       Date                      Sold                          Share   (1)
              ----                       ----                 --------------                   ---------
New Valley Corporation                 10/1/97                     1,000                         23.7500
                                                                   1,400                         25.5625
                                                                  45,500                         25.6250
                                                                  71,400                         25.7500
                                                                   1,000                         25.8125
                                                                  10,000                         25.8750
                                                                   1,000                         25.9375
                                                                  29,500                         26.0000
                                                                   1,000                         26.0625
                                                                   2,500                         26.2500
                                                                   1,400                         26.6250
                                                                   4,600                         26.7500
                                                                   2,000                         26.8750
                                                                   1,000                         26.9375
                                                                     700                         27.0000
                                                                     300                         27.0625
                                                                   2,000                         27.1250
                                                                   8,000                         27.2500
                                                                   1,500                         27.5000
                                                                   4,000                         27.6250
                                                                     500                         28.7500
                                                                   3,000                         29.1250
                                                                   4,000                         29.2500
                                                                --------
                                                                 197,300

New Valley Corporation                 10/2/97                     8,500                         19.2500
                                                                   1,300                         19.3750
                                                                   5,000                         19.5000
                                                                   5,600                         19.6250
                                                                   1,000                         19.6875
                                                                   7,100                         19.7500
                                                                     600                         19.8125
                                                                   3,000                         19.8750
                                                                   4,400                         20.0000
                                                                   1,000                         20.2500
                                                                   2,000                         20.3750
                                                                   3,000                         20.5000
                                                                   3,000                         20.7500
                                                                  12,000                         21.0000
                                                                  37,000                         21.0625

                              Page 10 of 11 Pages

                                                                     500                         21.1250
                                                                  ------
                                                                  95,000

New Valley Corporation                 10/3/97                     3,000                         22.0000
                                                                   3,600                         22.2500
                                                                     900                         22.3750
                                                                   -----
                                                                   7,500



New Valley Corporation                 10/6/97                    12,000                         21.7500
                                                                  18,000                         22.0000
                                                                  ------
                                                                  30,000



-----------------------------------------------------------

(1)      Excludes brokerage commissions.

         See Item 6 of the Schedule 13D regarding the purchase of the Securities by New Valley on September 9, 1997.



                              Page 11 of 11 Pages